LOWENSTEIN SANDLER PC
65 LIVINGSTON AVENUE
ROSELAND, NEW JERSEY 07068
(973) 597-2500

January 20, 2009

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Filing Desk

Re:	Wilshire Enterprises, Inc.
Preliminary Proxy Statement

Dear Sir or Madam:

                      On behalf of our client, Wilshire Enterprises, Inc. (the "Company"), a preliminary proxy statement was filed on January 16, 2009.  Pursuant to Rule 14a-6(i)(2), no fee is due in connection with this filing.  The Company would like to mail the proxy statement, in definitive form, to stockholders as soon as practicable after the Staff has completed its review.

Please contact the undersigned at (973) 597-2470 (fax at (973) 597-2471) or Laura Kuntz at (973) 597-2398 (fax at (973) 597-2399) if there are any questions or comments with respect to the proxy statement.

Very truly yours,

/s/ Jeffrey M. Shapiro

Jeffrey M. Shapiro

cc:	Laura R. Kuntz, Esq.
Peter H. Ehrenberg, Esq.